PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6981)

March 30, 2011

Mark P. Shuman

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   DigitalTown, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 11, 2011

File No. 333-171402

Dear Mr. Shuman:

This letter is in response to your comment letter dated March 28, 2011, with regard to the amendment to the Form S-1 filing of DigitalTown, Inc., a Minnesota corporation (“DigitalTown” or the "Company") filed on March 11, 2011.

General

1.

The S-1 has been amended to include information, including a risk factor, regarding the ownership limitation.

Exhibit 5.1

2.

An updated legal opinion has been included with the amended S-1.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Digitaltown in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Mr. Mark. P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

March 30, 2011

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs